South Tower | 3877 Fairfax Ridge Road | Fairfax, Virginia 22030
703.460.2500 | 703.460.2599 Fax
www.webMethods.com
October 6, 2005
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attn: Stathis Kouninis

Re:	webMethods, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2005
Filed June 14, 2005
Form 8-K
Filed August 1, 2005
File No. 1-15681

Dear Mr. Kouninis:
     This is to inform you that webMethods, Inc. is in the process of preparing a response to the comment letter dated September 22, 2005. As a result of recent discussions between our legal counsel, we are considering additional factors in preparing our response. Therefore, we will be unable to provide our response to the comment letter within the timeframe set forth in that letter. We intend to provide you with our response letter by Friday, October 14, 2005.
     If you have any questions regarding the foregoing application for withdrawal, please contact Lawrence Yanowitch of Morrison & Foerster LLP, at 703-760-7318, or in his absence, Charles Katz of Morrison & Foerster LLP, at 703-760-7319.

Sincerely,

webMethods, Inc.

By:	/s/ GARY FORD

Name:	Gary Ford
Title:	Vice President, Legal
cc:	Lawrence Yanowitch, Esq., Morrison & Foerster LLP Charles Katz, Esq., Morrison & Foerster LLP